

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

> **Re: Smart Rx Systems Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 20, 2021**
> **File No. 024-11384**

Dear Mr. Rohatgi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2021 letter.

Amendment 1 to Offering Statement on Form 1-A filed December 20, 2021

Cover Page

1.   Please discuss your going concern opinion.

Compensation of Directors and Executive Officers, page 45

2.   We note your response to our prior comment 1. Please update this section for your most recently completed fiscal year. Refer to Item 11 of Form 1-A.

Financial Statements, page F-1

3.   Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.

4.   Please update your financial statements in the next amendment to comply with paragraphs (b)(3) through (b)(5) in Part F/S of Form 1-A. Also, remove the outdated financial statements for 2016 and prior. Finally, file your auditor's consent (Exhibit 11.1) in the next amendment.

Statements of Operations, page F-7

5.   Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.

General

6.   Please update throughout, so that your disclosure is as of the date of your most recent financial statements (per comment four).

    You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Trade & Services